Exhibit 99.1

Amdocs Limited Reports Fourth Quarter Fiscal 2018 Results

Record Quarterly Revenue of $1 Billion

Expects Fiscal 2019 Revenue Growth of 2.0%-6.0% YoY in Constant Currency

Quarterly Cash Dividend to be Raised From $0.25 to $0.285 Per Share

Fourth Quarter Fiscal 2018 Highlights

•

Revenue of $1 billion, slightly above the midpoint of the $980-$1,020 million guidance range including a negative impact from foreign currency movements of approximately $5 million relative to the third quarter of fiscal 2018. Revenue guidance had included a negative sequential impact from foreign currency fluctuations of approximately $5 million as compared to the third quarter of fiscal 2018

•

GAAP diluted EPS of $0.31, below the $0.71-$0.79 guidance range, primarily due to a non-recurring charge of $0.36 per diluted share incurred to settle a previously disclosed long-running legal dispute, and changes in certain acquisitions related liabilities measured at fair value of $0.06 per diluted share, net of tax effect

•	Non-GAAP diluted EPS of $0.99, above the midpoint of the $0.95-$1.01 guidance range

•	GAAP operating income of $69 million; GAAP operating margin of 6.9%

•	Non-GAAP operating income of $173 million; non-GAAP operating margin of 17.2%

•

Normalized quarterly free cash flow of $89 million, comprised of cash flow from operations of $115 million, less $34 million in net capital expenditures and other, and excluding payments of non-recurring charges and the multi-year development of the new campus in total amount of $8 million

•

Normalized full year free cash flow of $428 million, comprised of cash flow from operations of $557 million, less $232 million in net capital expenditures and other, and excluding payments of non-recurring charges and the multi-year development of the new campus in total amount of $103 million

•	Twelve-month backlog of $3.36 billion, up $30 million sequentially

•	Quarterly cash dividend of $0.25 per share, to be paid on January 18, 2019

•

The board of directors also approved an increase in the Company’s quarterly cash dividend payment from $0.25 per share to $0.285 per share, anticipated to be paid in April 2019, subject to shareholder approval at the January 2019 annual meeting

ST. LOUIS – November 8, 2018 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended September 30, 2018.

“We are pleased to report solid results in our fourth fiscal quarter. Revenue was slightly above the midpoint of our guidance and reflected normal customer fluctuations in North America, continued growth in Rest of World and our best quarter in more than a decade in Europe. At the operating level, our profitability was stable as we focused on consistent project execution and delivery. Overall, we wrapped up fiscal 2018 with full year non-GAAP diluted earnings per share growth of 6.1%, which is in line with the midpoint of the guidance range of 4.0% to 8.0% that we issued last November,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “Our sales momentum remained healthy in Q4 as we continued to penetrate new customers and new geographies with significant project and managed services awards. Among the highlights, we won our first ever transformation award with TIM, the largest communications provider in Italy, that further expands our customer footprint in this key European market. We also strengthened our position at PLDT in the Philippines where we signed a six-year managed IT infrastructure deal that adds to the seven-year, $300 million managed transformation agreement that we signed only earlier this year”.

“Looking at the year ahead, the visibility of our record 12-month backlog points to an improved rate of revenue growth as we enable and support the continuous digital, media and network transformations of our customers. Taking everything in to consideration, we expect non-GAAP diluted earnings per share growth in the range of 3.0% to 7.0% in fiscal 2019. Moreover, we plan to further improve the total return we provide to shareholders by raising our quarterly dividend payment by 14% to 28.5 cents per share, subject to shareholders approval at the annual meeting in January 2019.”

Revenue

Revenue for the fourth fiscal quarter ended September 30, 2018 was $1.0 billion, up $0.4 million sequentially from the third fiscal quarter of 2018 and up 2.3% as compared to last year’s fourth fiscal quarter. Revenue for the fourth fiscal quarter of 2018 includes a negative impact from foreign currency movements of approximately $5 million relative to the third quarter of fiscal 2018.

For the fiscal year ended September 30, 2018, revenue increased by 2.8% to $4.0 billion.

Net Income and Earnings Per Share

The Company’s GAAP net income for the fourth quarter of fiscal 2018 was $44.3 million, or $0.31 per diluted share, compared to GAAP net income of $107.2 million, or $0.73 per diluted share, in the prior fiscal year’s fourth quarter. GAAP net income for the fourth quarter of fiscal 2018 includes a non-recurring charge of a loss of $0.36 per diluted share, net of tax effect incurred to settle a previously disclosed long-running legal dispute. Net income on a non-GAAP basis was $140.2 million, or $0.99 per diluted share, compared to non-GAAP net income of $137.4 million, or $0.94 per diluted share, in the fourth quarter of fiscal 2017. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses of $12.9 million, and non-recurring charges of a loss incurred to settle a previously disclosed long-running legal dispute, net of related tax effects, in the fourth quarter of fiscal 2018.

The Company’s GAAP net income in fiscal 2018 was $354.4 million, or $2.47 per diluted share, compared to GAAP net income of $436.8 million, or $2.96 per diluted share, in fiscal 2017. Fiscal 2018 net income on a non-GAAP basis was $579.6 million, or $4.03 per diluted share, compared to non-GAAP net income of $560.6 million, or $3.80 per diluted share, in fiscal 2017.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On November 8, 2018, the Board approved the Company’s next quarterly cash dividend payment of $0.25 per share and set December 31, 2018 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 18, 2019. The Board also approved an increase in the Company’s quarterly cash dividend payment to $0.285 per share, which is anticipated to be paid in April 2019, provided that the increase is approved by shareholders at the January 2019 annual general meeting of shareholders.

•	Share Repurchase Activity: Repurchased $90 million of ordinary shares during the fourth quarter of fiscal 2018.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.36 billion at the end of the fourth quarter of fiscal 2018, up $30 million from the end of the prior quarter.

First Quarter Fiscal 2019 Outlook

•	Revenue of approximately $990-$1,030 million, assuming an immaterial sequential impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2018

•	GAAP diluted EPS of approximately $0.67-$0.75

•

Non-GAAP diluted EPS of approximately $0.95-$1.01, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.09-$0.11 per share of equity-based compensation expense, net of related tax effects Expected non-GAAP effective tax rate above the high-end of the annual target range of 13%-17% in the first quarter fiscal 2019

Full Year Fiscal 2019 Outlook

•	Revenue growth of 1.0%-5.0% year-over-year

•	Revenue growth of 2.0%-6.0% year-over-year on a constant currency basis

•	Full year fiscal 2019 revenue guidance incorporates an expected negative impact from foreign currency fluctuations of about 1.0% year-over-year

•	GAAP diluted earnings per share growth of roughly 29.0%-38.0% year-over-year

•

Non-GAAP diluted earnings per share growth of roughly 3.0%-7.0% year-over-year, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.22-$0.30 per share of equity-based compensation expense, net of related tax effects

Our first fiscal quarter 2019 and full year fiscal 2019 outlook takes into consideration the Company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from T-Mobile’s proposed merger with Sprint, or from other current and potential customer consolidation activity.

Conference Call Details

Amdocs will host a conference call on November 8, 2018 at 5:00 p.m. Eastern Time to discuss the Company’s fourth quarter of fiscal 2018 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 4072429. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges, nonrecurring and unusual charges related to a loss incurred to settle a previously disclosed long-running legal dispute, changes in certain acquisition-related liabilities measured at fair value, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs is a leading software and services provider to communications and media companies of all sizes, accelerating the industry’s dynamic and continuous digital transformation. With a rich set of innovative solutions, long-term business relationships with 350 communications and media providers, and technology and distribution ties to 600 content creators, Amdocs delivers business improvements to drive growth. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.0 billion in fiscal 2018. For more information, visit Amdocs at www.amdocs.com.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017 filed on December 11, 2017 and our Form 6-K furnished for the first quarter of fiscal 2018 on February 12, 2018, the second quarter of fiscal 2018 on May 21, 2018 and for the third quarter of fiscal 2018 on August 15, 2018.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenue	$1,002,588	$979,724	$3,974,837	$3,867,155
Operating expenses:
Cost of revenue	654,923	636,445	2,595,276	2,507,656
Research and development	70,783	64,686	276,615	259,097
Selling, general and administrative	125,830	120,237	481,093	472,778
Amortization of purchased intangible assets and other	27,233	26,309	108,489	110,291
Non-recurring charges	55,000	—	85,057	—

	933,769	847,677	3,546,530	3,349,822

Operating income	68,819	132,047	428,307	517,333
Interest and other (expense) income, net	(3,436)	(2,342)	(6,766)	(4,421)

Income before income taxes	65,383	129,705	421,541	512,912
Income taxes	21,117	22,496	67,145	76,086

Net income	$44,266	$107,209	$354,396	$436,826

Basic earnings per share	$0.31	$0.74	$2.49	$2.99

Diluted earnings per share	$0.31	$0.73	$2.47	$2.96

Basic weighted average number of shares outstanding	140,760	144,764	142,422	146,017

Diluted weighted average number of shares outstanding	141,872	146,141	143,703	147,431

Cash dividends declared per share	$0.250	$0.220	$0.970	$0.855

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenue	$1,002,588	$979,724	$3,974,837	$3,867,155
Non-GAAP operating income	172,606	168,197	687,020	665,472
Non-GAAP net income	140,230	137,419	579,593	560,590
Non-GAAP diluted earnings per share	$0.99	$0.94	$4.03	$3.80
Diluted weighted average number of shares outstanding	141,872	146,141	143,703	147,431

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended September 30, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Non- recurring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$654,923	$—	$(3,752)	$(8,658)	$—	$—	$642,513
Research and development	70,783	—	(813)	—	—	—	69,970
Selling, general and administrative	125,830	—	(8,331)	—	—	—	117,499
Amortization of purchased intangible assets and other	27,233	(27,233)	—	—	—	—	—
Non-recurring charges	55,000	—	—	—	(55,000)	—	—

Total operating expenses	933,769	(27,233)	(12,896)	(8,658)	(55,000)	—	829,982

Operating income	68,819	27,233	12,896	8,658	55,000	—	172,606

Income taxes	21,117	—	—	—	—	7,822	28,940

Net income	$44,266	$27,233	$12,896	$8,658	$55,000	$(7,822)	$140,230

	Three months ended September 30, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$636,445	$—	$(4,481)	$—	$631,964
Research and development	64,686	—	(822)	—	63,864
Selling, general and administrative	120,237	—	(4,538)	—	115,699
Amortization of purchased intangible assets and other	26,309	(26,309)	—	—	—

Total operating expenses	847,677	(26,309)	(9,841)	—	811,527

Operating income	132,047	26,309	9,841	—	168,197

Income taxes	22,496	—	—	5,940	28,436

Net income	$107,209	$26,309	$9,841	$(5,940)	$137,419

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Fiscal year ended September 30, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Non- recurring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,595,276	$—	$(18,253)	$(17,692)	$—	$—	$2,559,331
Research and development	276,615	—	(3,477)	—	—	—	273,138
Selling, general and administrative	481,093	—	(25,746)	—	—	—	455,347
Amortization of purchased intangible assets and other	108,489	(108,489)	—	—	—	—	—
Non-recurring charges	85,057	—	—	—	(85,057)	—	—

Total operating expenses	3,546,530	(108,489)	(47,476)	(17,692)	(85,057)	—	3,287,816

Operating income	428,307	108,489	47,476	17,692	85,057	—	687,020

Income taxes	67,145	—	—	—	—	33,517	100,662

Net income	$354,396	$108,489	$47,476	$17,692	$85,057	$(33,517)	$579,593

	Fiscal year ended September 30, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,507,656	$—	$(19,215)	$6,691	$—	$2,495,132
Research and development	259,097	—	(3,536)	—	—	255,561
Selling, general and administrative	472,778	—	(21,788)	—	—	450,990
Amortization of purchased intangible assets and other	110,291	(110,291)	—	—	—	—

Total operating expenses	3,349,822	(110,291)	(44,539)	6,691	—	3,201,683

Operating income	517,333	110,291	44,539	(6,691)	—	665,472

Income taxes	76,086	—	—	—	24,375	100,461

Net income	$436,826	$110,291	$44,539	$(6,691)	$(24,375)	$560,590

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	September 30, 2018	September 30, 2017
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$519,216	$979,608
Accounts receivable, net, including unbilled of $263,997 and $229,695, respectively	971,502	865,068
Prepaid expenses and other current assets	229,999	203,810

Total current assets	1,720,717	2,048,486
Property and equipment, net	496,585	355,685
Goodwill and other intangible assets, net	2,710,144	2,398,535
Other noncurrent assets	420,369	476,674

Total assets	$5,347,815	$5,279,380

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,162,543	$1,059,855
Deferred revenue	132,414	113,091

Total current liabilities	1,294,957	1,172,946
Other noncurrent liabilities	560,816	532,364
Total Amdocs Limited Shareholders’ equity	3,448,879	3,574,070
Noncontrolling interests	43,163	—
Total equity	$3,492,042	$3,574,070

Total liabilities and equity	$5,347,815	$5,279,380

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal year ended September 30,
	2018	2017
Cash Flow from Operating Activities:
Net income	$354,396	$436,826
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	207,394	214,885
Equity-based compensation expense	47,476	44,539
Deferred income taxes	21,398	6,551
Excess tax benefit from equity-based compensation	—	(4,666)
Loss from short-term interest-bearing investments	1,324	9
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(67,198)	(41,075)
Prepaid expenses and other current assets	(18,736)	11,002
Other noncurrent assets	9,674	(52,667)
Accounts payable, accrued expenses and accrued personnel	25,348	72,049
Deferred revenue	7,650	(50,230)
Income taxes payable	(22,759)	(15,145)
Other noncurrent liabilities	(8,718)	14,034

Net cash provided by operating activities	557,249	636,112

Cash Flow from Investing Activities:
Purchase of property and equipment	(231,146)	(133,392)
Proceeds from sale of short-term interest-bearing investments	303,090	278,066
Purchase of short-term interest-bearing investments	(76,037)	(281,983)
Net cash paid for acquisitions	(355,142)	(18,064)
Other	(3,157)	(29,940)

Net cash used in investing activities	(362,392)	(185,313)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	120,000	200,000
Payments under financing arrangements	(120,000)	(400,000)
Repurchase of shares	(419,228)	(340,597)
Proceeds from employee stock options exercised	81,280	87,586
Payments of dividends	(134,292)	(121,503)
Investment by noncontrolling interests, net	47,013
Excess tax benefit from equity-based compensation and other	—	4,666
Other	(458)	—

Net cash used in financing activities	(425,685)	(569,848)

Net decrease in cash and cash equivalents	(230,828)	(119,049)
Cash and cash equivalents at beginning of period	649,611	768,660

Cash and cash equivalents at end of period	$418,783	$649,611

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
North America	$638.2	$644.8	$624.2	$643.0	$644.1
Europe	150.6	139.3	148.6	133.7	129.8
Rest of the World	213.8	218.1	219.5	201.0	205.8

Total Revenue	$1,002.6	$1,002.2	$992.3	$977.7	$979.7

	Three months ended
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
Managed Services Revenue	$508.9	$515.0	$508.9	$518.7	$503.8

	Three months ended
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
Customer Experience Systems	$992.5	$991.0	$980.7	$965.9	$967.7
Directory	10.1	11.2	11.6	11.8	12.0

Total Revenue	$1,002.6	$1,002.2	$992.3	$977.7	$979.7

	As of
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
12-Month Backlog	$3,360	$3,330	$3,320	$3,260	$3,250

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